SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                              INTIMATE BRANDS, INC.
                   ------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    461156101
                         ------------------------------
                                 (CUSIP Number)



----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 7 Pages

CUSIP No. 461156101                    13G                     Page 2 of 7 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     College Retirement Equities Fund
     I.R.S. #13-6022-042


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) ( )
                                                                         (b) (X)
     See Exhibit A Attached

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER              3,122,700

     6.  SHARED VOTING POWER            None

     7.  SOLE DISPOSITIVE POWER         3,122,700

     8.  SHARED DISPOSITIVE POWER       None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,122,700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                            (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                7.32%

12.  TYPE OF REPORTING PERSON*

                                IV



                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 461156101                    13G                     Page 3 of 7 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     TIAA Separate Account VA-1
     I.R.S. #13-1624203


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) ( )
                                                                         (b) (X)
     See Exhibit A Attached

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER               2,800

     6.  SHARED VOTING POWER             None

     7.  SOLE DISPOSITIVE POWER          2,800

     8.  SHARED DISPOSITIVE POWER        None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                            (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                0.01%

12.  TYPE OF REPORTING PERSON*

                                IV



                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


Item 1(a).      NAME OF ISSUER:

                Intimate Brands, Inc.

Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                3 Limited Parkway
                Columbus, OH  43230

Item 2(a).      NAME OF PERSON FILING:

                (1) College Retirement Equities Fund ("CREF")
                (2) TIAA Separate Account VA-1 ("VA-1")

Item 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                (1) CREF -     730 Third Avenue
                               New York, N.Y.  10017

                (2) VA-1 -     730 Third Avenue
                               New York, N.Y.  10017

Item 2(c).      CITIZENSHIP:

                (1) CREF - Incorporated in the State of New York

                (2) VA-1 - Established in the State of New York

Item 2(d).      TITLE OF CLASS OF SECURITIES:

                Class A Common Stock

Item 2(e).      CUSIP NUMBER:  461156101

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

(a)  ( )   Broker or dealer registered under Section 15 of the Act,
(b)  ( )   Bank as defined in Section 3(a)(6) of the Act,
(c)  ( )   Insurance Company as defined in Section 3(a)(19) of the Act,
(d)  (x)   Investment  Company  registered  under  Section  8 of the  Investment
           Company Act,
(e)  ( )   Investment  Adviser  registered  under Section 203 of the  Investment
           Advisers Act of 1940,
(f)  ( )   Employee  Benefit  Plan,   Pension  Fund  which  is  subject  to  the
           provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g)  ( )   Parent Holding Company, in accordance with Rule 13d- 1(b)(ii)(G); see
           Item 7,
(h)  (x)   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                               Page 5 of 7 Pages

Item 4.    OWNERSHIP.

(1)  COLLEGE RETIREMENT EQUITIES FUND

     (a)   Amount Beneficially Owned:                          3,122,700

     (b)   Percent of Class:  7.32%

     (c)   Number of shares as to which such person has

     (i)   sole power to vote or direct the vote:  3,122,700

     (ii)  shared power to vote or to direct the vote:  None

     (iii) sole power to dispose or to direct the disposition
           of:  3,122,700

     (iv)  shared power to dispose or to direct the disposition:
           None

(2)  TIAA SEPARATE ACCOUNT VA-1

     (a)   Amount Beneficially Owned:  2,800

     (b)   Percent of Class:  0.01%

     (c)   Number of shares as to which such person has

     (i)   sole power to vote or direct the vote:  2,800

     (ii)  shared power to vote or to direct the vote:  None

     (iii) sole power to dispose or to direct the disposition
           of:  0.01%

     (iv)  shared power to dispose or to direct the disposition:
           None

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


                                 Not Applicable

                                                               Page 6 of 7 Pages


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                                 Not Applicable


Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           See attached Exhibit A.

Item 9.    NOTICE OF DISSOLUTION OF GROUP: Not Applicable


Item 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 1, 1997
                                             COLLEGE RETIREMENT EQUITIES FUND


                                             By: /s/ Diane Axelrod
                                                 -------------------------------
                                                 Diane Axelrod,
                                                 Vice President

                                             TIAA SEPARATE ACCOUNT VA-1

                                             By: /s/ Diane Axelrod
                                                 -------------------------------
                                                 Diane Axelrod,
                                                 Vice President

                                                               Page 7 of 7 Pages



                                    EXHIBIT A

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            ---------------------------------------------------------


College Retirement Equities Fund - IV
TIAA Separate Account VA-1 - IV


The College Retirement Equities Fund and TIAA Separate Account VA-1 (the "Reporting Persons") are filing as a group because their investment advisers (TIAA-CREF Investment Management, Inc. and Teachers Advisors, Inc., respectively), while distinct entities, are affiliated and employ some of the same investment personnel. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person.